Provident Energy Announces January Cash Distribution
Schedule for Release of 2003 Year-end Results
and Information on Cash Distribution Taxability also Announced

NEWS RELEASE NUMBER 01-04                                                             January 9, 2004

CALGARY, ALBERTA- Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its January cash distribution will be CDN$0.12 per unit payable on February 13, 2004.

January distributions will be paid to unitholders of record on January 22, 2004. The ex-distribution date will be January 20, 2004. For unitholders receiving their distribution in U.S. funds, the January 2004 cash distribution will be approximately US$0.09 based on an exchange rate of 1.2788. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

2003 Year-end Results Schedule
Provident will report 2003 fourth quarter and year-end results on March 18, 2004.  Provident will host a conference call and webcast in conjunction with the release of results, the details of which will be forthcoming closer to March 18.

Information on Cash Distribution Taxability
For unitholders residing in Canada, tax information for 2003 cash distributions will be reported on March 3, 2004. Unitholders holding units outside of registered plans should receive T3 Supplementary Information slips from either Provident’s Trustee or their brokers on or before March 31, 2004.

For unitholders residing in the U.S., a tax reporting package will be available on Provident’s website by March 18. Because Provident is characterized as a foreign partnership for U.S. tax reporting purposes and does not earn any income in the U.S., the Trust is not required to file returns with the U.S. Internal Revenue Service. As a result, Provident does not furnish investors with a Schedule K-1 nor can it obtain the equivalent Schedule K-1 information to provide directly to investors.  Provident recommends unitholders residing outside of Canada consult their tax advisors with respect to the tax implications of cash distributions received in 2003.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business.  Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:                                                                                                                      Corporate Head Office:
Jennifer Pierce                                                                                                                                                700, 112 – 4th Avenue S.W.
Senior Manager                                                                                                                                             Calgary, Alberta T2P 0H3
Investor Relations and Communications                                                                                                   Phone: (403) 296-2233
Phone (403) 231-6736                                                                                                                                    Toll Free: 1-800-587-6299
Email: info@providentenergy.com                                                                                                             Fax: (403) 261-6696
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